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[LOGO OF AEGON APPEARS HERE]

                                                                    Exhibit 99.1


                                                                          704962

                                                                   PRESS RELEASE

APPOINTMENT AT SUPERVISORY BOARD AEGON N.V.

The Supervisory Board of AEGON N.V. intends to appoint Mr. Leo M. van Wijk (56) as a member of the Supervisory Board of AEGON N.V., as per the Annual General Meeting of Shareholders to be held on 17 April 2003.
Since 1997, Mr. Van Wijk has held the position of Chief Executive Officer (CEO) at KLM Royal Dutch Airlines. Mr. Van Wijk is also a member of the Board of Directors of Northwest Airlines and of the Supervisory Boards of Randstad Holding, Martinair, TUI Nederland and `Nederlands Bureau voor Tourisme'.

Mr. Van Wijk will step down from the Supervisory Board of AEGON The Netherlands NV of which he has been a member since January 1997.

The Central Works Council has been requested for advice.

Mr. Godert A. Posthumus (70) will step down as a member of the Supervisory Board as of the Annual General Meeting of Shareholders to be held on 17 April 2003, because of having reached the statutory age of retirement in 2003.

The Hague, 6 March 2003


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